Exhibit 99.6

Additional Solicitation Materials

Table of Contents

1.	Dear Member Letter*

2.	Dear Friend Letter*

3.	Dear Prospective Investor Letter*

4.	Dark Blue Sky Letter*

5.	Question & Answer Brochure*

6.	KBW Letter*

7.	Proxy Reminder*

8.	Read This First Letter*

9.	Sample Website Messages*

10.	Community Meeting Announcement

11.	Newspaper ad

*Previously filed.

Bancorp Logo

YOU ARE CORDIALLY INVITED

to a Community Investors Meeting

to learn more about the Conversion of

Sound Community MHC and the stock offering of

Sound Financial Bancorp, Inc.

Senior executives of Sound Community Bank and its investment bankers will present information and answer your questions about the Plan of Conversion and Reorganization, as well as about the business and operations of Sound Community Bank.

Day, Date Location/Address Time	Day, Date Location/Address Time

Stock Information  Center

Representatives are available by telephone Monday through Friday, from 7 a.m. to 3:00 p.m., Pacific time, at (877) 860-2091.  You may also meet in person with a representative by visiting our stock information center located in our office at 2005 5th Avenue, Suite 200, Seattle, Washington.

The information center is open on _______from ___ a.m. to  ___p.m.

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.  An investment in the shares of common stock is subject to investment risks, including possible loss of the principal invested.  This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

Bancorp Logo

Subscription and Community Offering

An Opportunity is Available

to Subscribe for Shares of Common Stock in

Sound Financial Bancorp, Inc.

Proposed Holding Company for

Sound Community Bank

Sound Community Bank invites you to learn more about the conversion and stock offering of Sound Financial Bancorp, Inc.

For a prospectus or to have questions answered, please contact our stock information center Monday – Friday 7 a.m. to 3 p.m., Pacific time at (877) 860-2091.

Or visit our Stock Information Center located in our office at 2005 5th Avenue, Suite 200, Seattle, Washington.  The information center is open on ___________ from _____ a.m. to ____ p.m.

Common Stock

Price $10.00 Per Share

Offering expires on ________, 2012 at 12:00 noon, Pacific time

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.  An investment in the shares of common stock is subject to investment risks, including possible loss of the principal invested.  This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.